Filed by: Quest Diagnostics Incorporated

                      This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                                          Subject Company:   Unilab Corporation
                                                  Commission File No.:  0-22758



FORWARD-LOOKING STATEMENTS:

This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

Quest Diagnostics intends to file a Registration Statement on Form S-4 and a Schedule TO, and Unilab plans to file a Solicitation/Recommendation Statement on
Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Quest Diagnostics and Unilab expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Unilab upon commencement of the exchange offer.

In addition, Quest Diagnostics intends to file a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully when they are available. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics, by directing a request to Quest Diagnostics Incorporated at 1 Malcolm Avenue, Teterboro, NJ 07608, or from Unilab, by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, CA 91356.

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

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy Statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

Contacts:

Quest Diagnostics Incorporated                  Unilab Corporation
Cathy Doherty (Investors) 201-393-5030          Brian D. Urban:  818-758-6611
Gary Samuels (Media) 201-393-5700

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                 QUEST DIAGNOSTICS TO ACQUIRE UNILAB CORPORATION
                      IN TRANSACTION VALUED AT $1.1 BILLION
              --Combination to enhance customer service and access
                    for physicians, hospitals and patients--


                  TETERBORO, N.J., and TARZANA, Calif., APRIL 2, 2002 - Quest Diagnostics Incorporated (NYSE: DGX), the nation's leading provider of diagnostic testing, information and services, and Unilab Corporation (NASD:
ULAB), the leading provider of diagnostic testing services in the California market, announced today that they have entered into a definitive agreement under which Quest Diagnostics will acquire all outstanding shares of Unilab common stock in a transaction valued at $1.1 billion, including approximately $200 million of Unilab debt. In exchange for their Unilab shares, Unilab stockholders may elect to receive $26.50 in cash, 0.3256 shares of Quest Diagnostics common stock or a combination of cash and stock.

                  The aggregate amount of cash payable to Unilab stockholders will be limited to 30% of the total consideration payable for the Unilab shares. The stock portion of the consideration was calculated based on the average closing price of Quest Diagnostics common stock for the five trading days ended March 28, 2002.

                  Unilab reported 2001 revenues of $390 million and has about 4,000 employees. Quest Diagnostics will acquire all of Unilab's operations, including three full-service laboratories, 39 rapid-response laboratories, and 386 patient service centers. The acquisition is expected to be modestly accretive to Quest Diagnostics' 2002 earnings per share before anticipated charges related to the transaction. Upon completion of the integration, which is expected to occur within two years after closing, the transaction is expected to generate annual synergies of approximately $30 million.

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


                  "This transaction will establish a leading position for Quest Diagnostics in the largest and one of the fastest growing diagnostic testing markets in the U.S.," said Kenneth W. Freeman, Chairman and Chief Executive Officer of Quest Diagnostics. "I am pleased that Bob Whalen, Unilab's Chairman, President and CEO, will join our team and lead the integration of our California operations.

                  "Customers will benefit from improved access to diagnostic testing services through the largest network of conveniently located patient service centers in the state," Mr. Freeman continued. "The combination will also provide customers with innovative technologies and an expanded esoteric testing menu from Quest Diagnostics' Nichols Institute, based in San Juan Capistrano. Customers will also have available direct physician-to-physician consultations with the industry's most extensive network of medical and scientific specialists. Additionally, physician and hospital customers will benefit from our state-of-the-art electronic connectivity services."

                  "We are excited about joining the industry leader, a company focused on quality with strong vision and values," said Robert E. Whalen, Chairman, President and Chief Executive Officer of Unilab. "Our customers and employees will have access to the unparalleled medical and scientific expertise of the entire Quest Diagnostics laboratory network, including its renowned Nichols Institute esoteric testing laboratory and research and development center. In addition, Unilab shareholders will have the opportunity to share in the value created by combining our two companies."

                  The transaction will be effected as follows: a cash election exchange offer in which Unilab stockholders who tender their shares will receive, at their election, $26.50 in cash or 0.3256 shares of Quest Diagnostics common stock in exchange for each of their Unilab shares, subject to the 30% cap on the total amount of cash payable to Unilab stockholders; followed by a stock-for-stock merger in which each Unilab common share not tendered in the exchange offer will be converted into 0.3256 shares of Quest Diagnostics common stock.

                  Quest Diagnostics expects that the transaction will close late in the second quarter. Unilab has approximately 37.4 million shares of common stock outstanding on a fully diluted basis. If stockholders elect to receive 30% of the consideration in cash and if all options are exercised, Quest Diagnostics would issue approximately 8.5 million shares and pay approximately $295 million in cash to stockholders of Unilab.

                  Under a separate agreement, Kelso & Co., Unilab's largest stockholder and the holder of approximately 42% of its currently outstanding common stock, has agreed to tender all of its Unilab shares into the exchange offer and, under certain circumstances, sell its shares to Quest Diagnostics if the Merger Agreement is terminated or the exchange offer does not close.

                  The transaction, which has been approved by the Boards of Directors of both companies, is subject to the satisfaction of customary conditions, including the tender of a majority of Unilab's common stock on a fully diluted basis, and regulatory review.

                  Quest Diagnostics intends to pay for the cash portion of the transaction and to refinance Unilab's existing debt with the proceeds of a new $550 million one-year bridge loan facility. Quest Diagnostics has received a commitment from Bank of America, N.A. and

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

Merrill Lynch Capital Corporation for the bridge facility, which it expects to refinance shortly after the closing.

Quest Diagnostics will discuss the transaction during a conference call for investors today at 9:00 a.m. Eastern Time. To hear a simulcast of the call over the Internet or a replay, registered analysts may access StreetEvents at: www.streetevents.com; and all others may access the Quest Diagnostics website at: www.questdiagnostics.com. In addition, a replay of the call will be available from 11 a.m. today through 5 p.m. on May 18 to investors in the U.S. by dialing 800-925-2388. Investors outside the U.S. may dial 402-220-4111. No password is required for either number.

                  About Unilab

                  Unilab Corporation is the largest independent provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Unilab also operates in the state of Arizona. Additional information is available on the Company's website at www.Unilab.com.

                  Quest Diagnostics

                  Quest Diagnostics Incorporated is the nation's leading provider of diagnostic testing, information and services, providing insights that enable physicians, hospitals, managed care organizations and other healthcare professionals to make decisions to improve health. The company offers the broadest access to diagnostic laboratory services through its national network of laboratories and patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based medical testing, and empowers healthcare organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Additional company information can be found on the Internet at: www.questdiagnostics.com.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

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

Quest Diagnostics is filing today a Form 8-K that will include as exhibits the Agreement and Plan of Merger among Quest Diagnostics, its merger subsidiary and Unilab Corporation, and the Stockholders' Agreement among Quest Diagnostics, its merger subsidiary, Kelso LLC and Kelso L.P. Quest Diagnostics intends to file a Registration Statement on Form S-4 and a Schedule TO, and Unilab plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Quest Diagnostics and Unilab expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Unilab upon commencement of the exchange offer.

In addition, Quest Diagnostics intends to file a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully when they are available. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics, by directing a request to Quest Diagnostics Incorporated at 1 Malcolm Avenue, Teterboro, NJ 07608, or from Unilab, by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, CA 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy Statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #


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